AQUA AMERICA, INC.
762 W. Lancaster Avenue
Bryn Mawr, PA 19010

June 17, 2010

VIA EDGAR AND FACSIMILE (202.772.9361)

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn:	H. Christopher Owings, Assistant Director, Division of Corporation Finance

RE:	Aqua America, Inc. Form 10-K for Fiscal Year Ended December 31, 2009 Filed February 26, 2010 Definitive Proxy Statement filed on Schedule 14A Filed April 2, 2010 File No. 001-06659

Dear Mr. Owings:

This letter is being submitted in response to the comments given by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) as set forth in your letter to Mr. Nicholas DeBenedictis, dated May 19, 2010, with respect to the above-reference filings.

For your convenience, we have set forth each comment in italicized typeface and included each response below the relevant comment.

Form 10-K for Fiscal Year Ended December 31, 2009 Risk Factors, page 14

1.           Please delete the last sentence in the first paragraph in which you state that other unknown or immaterial risks may also impair your business, financial position and results of operations. Please note that all material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

Aqua America will comply with this comment in future filings.

Securities and Exchange Commission
June 17, 2010

Exhibit 13.1

Consolidated Balance Sheets, page 24

2.           Please tell us the nature of the items included in your "Other" long-term liability balance. To the extent individual items are material, please consider breaking out the total into more than one line item or providing additional information in your footnotes.

The items included in the Company’s “Other” long-term liability balance consists principally of the liability associated with the benefit obligation for its pension plans of $79.035 million and other postretirement benefits of $14.953 million, which are disclosed on page 46 in footnote 15 “Pension Plans and Other Postretirement Benefits.”  The remaining balance within “Other” of $20.502 million is comprised of the Company’s insurance accrual, deferred compensation, and other miscellaneous long-term liabilities.  Aqua America considered regulation S-X rule 5-02 in evaluating whether to break out the total into more than one line item, but as the individual long-term liabilities are less than 5% of total liabilities (calculated at December 31, 2009 to be $132.7 million based on total liabilities of $2.653 billion), it was concluded that disclosure of the individual long-term liabilities was not material to the reader of the financial statements.

Notes to Consolidated Financial Statements, page 28

Note 1 - Summary of Significant Accounting Policies, page 28

Regulatory Assets. Deferred Charges and Other Assets, page 30

3.           You disclose that call premiums related to the early redemption of long-term debt, along with the unamortized balance of the related issuance expense, are deferred and amortized over the life of the long-term debt used to fund the redemption. As it appears you do not account for these transactions as extinguishments, please confirm that these redemption transactions involve the same lender and explain how the transactions qualify for modification accounting under FASB ASC 470-50-40. Please ensure you address how you account for your refinancings of short-term borrowings with long-term debt that are referenced on page 13. Please also tell us and support, with a view toward disclosure in future filings, the method used to amortize the related modification costs as required by FASB ASC 470-50-40-17.

The Company’s call premiums related to the early redemption of long-term debt, along with the unamortized balance of the related issuance expense, are deferred if the borrowings are associated with its regulated utility operations and qualify as a regulatory asset under FASB ASC 980.  As a result, the costs are deferred and amortized over the period that they are expected to be recovered in future rates from its utility customers, which is the term of the new long-term debt used to fund the redemption.  In these cases, as the long-term debt is redeemed, the extinguished debt is removed from the financial statements and the new long-term debt used to fund the redemption is recorded on the financial statements.  These redemption transactions are not accounted for as modifications.

Securities and Exchange Commission
June 17, 2010

In future filings the Company will revise its disclosure in a manner consistent with the following (marked to show edits to the current disclosure):

“Call premiums related to the early redemption of long-term debt, along with the unamortized balance of the related issuance expense, are deferred and amortized over the life of the long-term debt used to fund the redemption as the Company has received or expects to receive rate recovery of these costs.”

On page 13, the Company discloses that over time it refinances its short-term borrowings through the issuance of long-term debt.  Since Aqua America’s short-term loan facilities continue to be available beyond the refinancing transaction, and the refinancing does not change the terms or borrowing capacity of the short-term loan facility, the deferred costs associated with the short-term loan facility would continue to be deferred and amortized over the term of the short-term facility.

Goodwill, page 30

4.           Please tell us and disclose in future filings the nature of the $1.453 million reclassification of goodwill to utility plant acquisition adjustment made during fiscal 2009. If you have similar reclassifications in future filings, please also disclose the nature of those reclassifications.

The $1.453 million reclassification of goodwill to utility plant acquisition adjustment made during fiscal 2009 is associated with two agreements by the Company’s subsidiary with the North Carolina Utilities Commission (“NCUC”) for mechanisms which allow the subsidiary, upon meeting specified objectives, to transfer an amount of goodwill into utility plant acquisition adjustment, which is a component of utility plant, and to begin to recover these amounts prospectively in customer utility rates.  The one mechanism provides for the possible recovery of up to two-thirds of the goodwill associated with the Company’s 2004 Heater Utilities, Inc. acquisition through customer rates over time upon achieving certain objectives based on acquiring certain other utility systems in North Carolina.  The other mechanism is based on the Company’s customer growth in certain divisions of North Carolina.  Under both agreements, the calculations of the amounts that are transferred from goodwill are specified in the respective agreements and are subject to approval by the NCUC.  Since there was no assurance that these objectives would be met, the goodwill potentially affected by this mechanism was initially reported as goodwill.

In future filings, the Company will provide additional disclosure consistent with the following when a reclassification from goodwill to utility plant acquisition adjustment is reported:

The reclassification of goodwill to utility plan acquisition adjustment results from a mechanism approved by the applicable public utility commission.  The mechanism provides for the transfer over time, and the recovery through customer rates, of goodwill associated with certain acquisitions upon achieving certain objectives.

Securities and Exchange Commission
June 17, 2010

Note 3 - Dispositions, page 32

5.           We note that you disposed of several water and wastewater utility systems during the periods presented, including your Fort Wayne, Indiana eminent domain disposition. Please tell us what consideration you gave to including these dispositions within discontinued operations.

Aqua America considered reporting as discontinued operations the water and wastewater utility dispositions that occurred in June 2009, August 2008 and December 2007.  However, the consideration concluded that these utility systems did not have a material impact on Aqua America’s consolidated results of operations, consolidated cash flows or consolidated financial position.  For example, of these three dispositions, the August 2008 disposition was the most significant in terms of size as the system had represented approximately 0.2% of Aqua America’s total assets as of December 31, 2007; while operating revenues represented approximately 0.4% of Aqua America’s consolidated operating revenues for 2007 and represented approximately 0.01% of Aqua America’s consolidated net income for 2007.

The February 2008 transfer of a portion of one of Aqua America’s utility systems to the City of Fort Wayne, Indiana in connection with an eminent domain proceeding was also considered for reporting as discontinued operations.  However, it was concluded that this utility system did not have a material impact on Aqua America’s consolidated results of operations, consolidated cash flows or consolidated financial position.  The utility system relinquished represented approximately 0.5% of the Company’s total assets.  The total operating revenues of this utility system represented 0.5% of the consolidated operating revenues of Aqua America for 2007 and this utility system represented 0.4% of the consolidated net income of Aqua America for 2007.

6.           We note that you received an initial valuation payment of $16.9 million related to your Fort Wayne, Indiana eminent domain disposition but have yet to record a gain due to the contingency over the final valuation of the assets. Considering you did not reflect a gain in income, please tell us how you accounted for the difference between the proceeds received and the net book value of the disposed assets, and the basis in GAAP for your accounting. Please disclose in future filings how you accounted for this matter.

Aqua America accounted for the difference between the initial payment received of $16.9 million and the net book value of assets relinquished by recording a deferred gain (net credit) in other accrued liabilities on its consolidated balance sheet during the first quarter of 2008.  The deferred gain is considered to be a gain contingency due to the uncertainty over the final asset valuation.  The contingency is expected to be eventually resolved through the finalization of the valuation of assets based on concluding the legal proceedings that had been filed by Aqua America to challenge the City of Fort Wayne’s claimed asset valuation.  The basis for the accounting treatment of the gain contingency is FASB ASC 450-30-25 which provides that the gain should not be recognized in income until the contingency is resolved and the gain is certain and realized.

In future filings, the Company will disclose the accounting treatment for this matter by disclosing the following, if still true and applicable at the time of filing:

Securities and Exchange Commission
June 17, 2010

No gain has been recognized due to the contingency over the final valuation of the assets.  The net book value of the assets relinquished has been removed from the consolidated balance sheet and the difference between the net book value and the initial payment received has been deferred and is recorded in other accrued liabilities on the Company’s consolidated balance sheet.  Once the contingency is resolved and the asset valuation is finalized, through the finalization of the litigation between the Company and the City of Fort Wayne, the amounts deferred will be recognized in the Company’s consolidated income statement.

Note 9 - Commitments and Contingencies, page 38

7.           You disclose that you believe the estimated amount of any potential losses related to your legal proceedings would not be material to your results of operation or financial condition. Please disclose in future filings an estimate of the possible loss or range of loss for each material contingency, or state, if true, that such an estimate cannot be made. If applicable, please also consider disclosing the amount accrued for each contingency or an aggregate amount if no individual contingencies are material. See FASB ASC 450-20-50.

Aqua America will comply with this comment in future filings.

Definitive Proxy Statement filed on Schedule 14A

Policies and Procedures for Approval of Related Person Transactions, page 13

8.           We note your disclosure "The policy applies to any transaction in which (1) the Company is a participant, (2) any related person has a direct or indirect material interest and (3) the amount involved exceeds $120,000, but excludes any transaction that does not require disclosure under SEC regulations." Please revise this discussion to provide additional information regarding your policies and procedures relating to the review and approval of such transactions, as required pursuant to Item 404(b) of Regulation S-K. Specifically, please revise to explain who is a related person, what is a material interest and those transactions that are covered without reference to our regulations. In addition, please describe the factors considered and standards applied by the Corporate Governance Committee in determining whether to approve or disapprove related person transactions. Refer to Item 404(b)(ii) of Regulation S-K.

The Company has considered the staff’s comment and, in future filings, will revise the disclosure regarding its Policies and Procedures for Approval of Related Party Transactions in a manner consistent with the following (marked to show edits to the current disclosure):

“Policies and Procedures for Approval of Related Person Transactions

The Board has a written policy with respect to Related Person Transactions to document procedures pursuant to which such transactions are reviewed, approved or

Securities and Exchange Commission
June 17, 2010

ratified.  The policy applies to any transaction in which (1) the Company is a participant, (2) any related person has a direct or indirect material interest and (3) the amount involved exceeds $120,000, but excludes ~~any~~certain types of transactions~~that does not require disclosure~~where the related person is deemed not to have a material interest ~~under SEC regulations~~.

Under this policy, a related person means: (a) any person who is, or at any time since the beginning of the Company’s last fiscal year was, a director, an executive officer or a director nominee; (b) any person known to be the beneficial owner of more than 5% of any class of the Company’s voting securities; (c) any immediate family member of a person identified in items (a) or (b) above, meaning such person’s spouse, parent, stepparent, child, stepchild, sibling, mother- or father-in-law, son- or daughter-in-law, brother- or sister-in-law or any other individual (other than a tenant or employee) who shares the person’s household; or (d) any entity that employs any person identified in (a), (b) or (c) or in which any person identified in (a), (b) or (c) directly or indirectly owns or otherwise has a material interest.

The Corporate Governance Committee, with assistance from the Company's General Counsel, is responsible for reviewing, approving and ratifying related ~~party~~person transactions.  In its review and approval or ratification of related person transactions (including its determination as to whether the related person has a material interest in a transaction), the Committee will consider, among other factors:

•	the nature of the related person’s interest in the transaction;
•	the material terms of the transaction, including, without limitation, the amount and type of transaction;
•	the importance of the transaction to the related person;
•	the importance of the transaction to the Company;
•	whether the transaction would impair the judgment of a director or executive officer to act in the best interest of the Company; and
•	any other matters the Corporate Governance Committee deems appropriate.

The Corporate Governance Committee intends to approve only those related person transactions that are in, or are not inconsistent with, the best interests of the Company and its shareholders.”

Compensation Discussion and Analysis, page 17

Benchmarking Competitive Compensation and the Role of the Committee's Consultant page 18

9.           You disclose that the compensation committee benchmarks certain components of compensation. In accordance with Item 402(b) (2) (xiv) of Regulation S-K, please identify the component companies.

Due to the number of companies in the consultant’s databases and the fact that the companies in

Securities and Exchange Commission
June 17, 2010

the databases are selected by the consultant for its national compensation consulting practice, with no input from the Company, we do not believe that listing all 800+ component companies will provide any meaningful disclosure to the reader.  Furthermore, we believe that identifying some of the component companies (such as the names of the 8 water companies from the water utility industry’s survey), will lead the reader to infer that such companies are given more weight than other companies in the preparation of the benchmarks and therefore, could be misleading to readers.   Based on the foregoing, the Company has considered the staff’s comment and, in future filings, will revise the disclosure regarding the component companies used by the Compensation Committee for benchmarking compensation in a manner consistent with the following (marked to show edits to the current disclosure):

In developing the market rates for the executive officers, the consultant uses survey data from ~~utility companies in~~ the consultant’s utility industry database, an independent  ~~water utility~~ compensation survey prepared for the water utility industry, and the consultant’s general industry database, which together is referred to as the “Composite Market”.  The Composite Market is composed of all of the investor-owned utility companies in the consultant’s utility industry database, containing approximately 60 companies, ~~from the consultant’s utility industry database,~~ all 8 water utility companies ~~from~~ in the independent water utility ~~database~~ survey and approximately 750 companies that participate in the consultant’s general industry database.  The Company has no involvement in the selection of the companies that are included in these databases or the survey.  No one company is given any more weight in the database or survey than any other company.  Information on compensation for positions in these databases with similar scopes of responsibilities is compared primarily based on the revenues of the organizations in the databases. For instance, a chief executive officer in a company with higher revenues is usually paid more than a chief executive officer in a company with lower revenues.  Due to the relatively limited number of investor-owned water utility companies, the Compensation Committee believes that using this broad survey data provides reasonable and reliable data for determining competitive compensation levels.”

10.           Please disclose whether the compensation committee or the board approved the retirement plan services of Towers Watson. Refer to Item 407(e)(3)(iii)(A) of Regulation S-K.

The Company has considered the staff’s comment and, in future filings, will revise the disclosure regarding the fees paid to Towers Watson for retirement plan services in a manner consistent with the following (marked to show edits to the current disclosure):

“The Committee’s compensation consultant, Towers Watson, also provides actuarial and related consulting services to the Company in connection with the Company’s retirement plans.  ~~Towers Watson was selected by the Committee as its consultant for executive compensation matters independent of any consideration of the services that Towers Watson provides for the Company’s retirement plans.~~  None of the Towers

Securities and Exchange Commission
June 17, 2010

Watson consultants that provide the actuarial and benefit consulting services are involved in any of the executive compensation consulting services provided to the Committee and none of the Towers Watson executive compensation consultants are involved in any of the actuarial and benefit consulting services provided to the Company.  Towers Watson has served as the actuary for the Company’s retirement plans for many years and its knowledge and experience with the Company’s plans and with the utility industry are considered valuable by the Company.  In 2009, the fees paid to Towers Watson for services in connection with the Company’s retirement plans were $685,000 and the fees paid to Towers Watson for services in connection with executive and director compensation were $68,000.  The fees paid to Towers Watson for retirement plan services were approved by the Pension Committee appointed by the Board of Directors and were considered by the Executive Compensation Committee in connection with its decision to retain Towers Watson as its executive compensation consultant and in evaluating the independence of Towers Watson’s executive compensation consultants.  The Executive Compensation Committee also considered the Towers Watson consulting protocols designed to provide independence between its executive compensation consultants and other portions of Towers Watson’s consulting business.  Based on all the foregoing, ~~T~~the Executive Compensation Committee ~~views~~ concluded that Towers Watson ~~as~~ is an independent consultant to the Committee.”

Annual Cash Incentive Awards, page 19

11.           Please describe in greater detail how you calculated the amount of the annual cash incentives for each executive officer. For each executive officer quantify the applicable target and actual net income or EB1TD achieved by the company, and quantify each factor in the annual incentive award formula. Note that under Item 402(b)(l)(v) of Regulation S-K, a filer must disclose how it determined the amount and formula for each element of compensation.

The Company has considered the staff’s comment and, in future filings, will revise the disclosure regarding the calculation of the amount of annual cash incentives for each executive officer in a manner consistent with the following (marked to show edits to the current disclosure):

“Annual Cash Incentive Awards

Annual cash incentives under the Annual Cash Incentive Compensation Plan are intended to motivate management to focus on the achievement of annual objectives that will, among other things, improve the level of service to our customers, control the cost of service and enhance our financial performance.  The annual cash incentive portion of the compensation package is based on a target incentive award for each executive, which is stated as a percentage of their base salary.  The Compensation Committee selects a target annual incentive percentage for each executive so that the executive’s target total cash compensation, consisting of base salary and target annual cash incentive, when combined with the executive’s target equity incentives, is generally around a range of +/- 15% of the total direct compensation for the market rate for that position.

Securities and Exchange Commission
June 17, 2010

Actual annual incentive awards for executive officers are calculated using the following formula:

Salary x Target Incentive Percentage x Company Factor x Individual Factor

The Individual Factor is a percentage based on the executive’s performance against individual objectives established each year. The Company Factor is a percentage based on the performance of the Company, or the appropriate business unit of the Company, against an annual financial target.

The Company Factor ranges from 35%, if 75% of the annual financial performance target is achieved, to 125%, if 110% or more of the annual financial target is achieved.  ~~Under the Annual Cash Incentive Compensation Plan, t~~ The Company Factor will be 0% if the company or business unit does not achieve at least 75% of the annual financial performance target~~, 60% if the company or business unit achieves 90% of its financial target and 100% if the company or business unit achieves 100% of its financial target.~~  The scale for determining the Company Factors is as follows:

	Percent of Target	Company Factor

Threshold	<75%	0%
	75	35
	80	40
	85	45
	89.9	50
	90	60
	95	80
	100	100
	105	110
Maximum	>110	125

We feel that this approach strikes a reasonable balance between pay for performance and encouraging our management team to make appropriate decisions for the longer-term interest of the Company.  For the period of 2007 through 2009, the Company Factors for the executives have ranged from 66% to 96%.

The financial performance target for determining the Company Factor for executives with overall corporate responsibilities has been Aqua America’s budgeted annual net income.  The financial performance target for executives with operating unit responsibilities has been a combination of Aqua America’s budgeted annual net income and the budgeted annual earnings before interest, taxes and depreciation (“EBITD”) of the executive’s particular operating unit or units.  By tying the Company Factor for executives with operating unit responsibilities primarily to the financial performance of their operating unit or units, we believe that the operating executives will have a closer correlation between their actions and the Company

Securities and Exchange Commission
June 17, 2010

Factor component of their annual cash incentive compensation.  EBITD was chosen as the appropriate financial measure for operating unit executives since these executives do not have direct responsibility for decisions affecting interest, taxes and depreciation charges.  In the case of both the net income and EBITD measures, adjustments may be made to actual results to reflect the impact of unbudgeted extraordinary gains or losses, changes in accounting principles and other factors as deemed appropriate by the Compensation Committee.

The 2009 Company Factor for the named executive officers was determined based on the following weighting of the applicable financial measures:

	Aqua America Net Income	Mid-Atlantic Division EBITD	Aqua Pennsylvania EBITD	Southern Division EBITD
Nicholas DeBenedictis	100%	-	-	-
David P. Smeltzer	100%	-	-	-
Roy H. Stahl	100%	-	-	-
Karl M. Kyriss	20%	80%	-	-
Christopher H. Franklin	30%	-	40%	30%

For purposes of determining the Company Factor for 2009, the range of Aqua America’s net income and business unit EBITD was as follows:

2009
Aqua America Net income	$82,983,750 to $121,709,500
Mid-Atlantic EBITD	$189,250,500 to $277,567,400
Aqua Pennsylvania EBITD	$182,922,750 to $268,286,700
Southern EBITD	$34,106,250 to $50,022,500

The following table shows the 2009 100% Company Factor Amount, 2009 Actual Company Factor Amount and Resulting 2009 Company Factor for each named executive officer.  The 2009 100% Company Factor Amount and 2009 Actual Company Factor Amount for each named executive officer is calculated by reference to 2009 Aqua America

Securities and Exchange Commission
June 17, 2010

Net Income, Mid-Atlantic Division EBITD, Aqua Pennsylvania EBITD and Southern Division EBITD, as applicable, weighted in accordance with the table above showing the weighting of the financial measures for the named executive officers.  The 2009 100% Company Factor Amount represents the amount required for the named executive officer to achieve a Resulting Company Factor of 100%.

	2009 100% Company Factor Amount (in $000)	2009 Actual Company Factor Amount (in $000)	Resulting 2009 Company Factor
N. DeBenedictis	$110,645 1	$104,927 1	79%
D. Smeltzer	$110,645 1	$104,927 1	79%
R. Stahl	$110,645 1	$104,927 1	79%
K. Kyriss	$222,841 2	$207,847 2	73%
C. Franklin	$144,395 3	$135,878 3	77%
1 Weighted 100% Aqua America 2009 Net Income
2 Weighted as follows: 20% Aqua America 2009 Net Income and 80% Mid-Atlantic Division EBITD
3 Weighted as follows: 30% Aqua America 2009 Net Income, 40% Aqua Pennsylvania EBITD and 30% Southern Division EBITD

The Individual Factor ranges from 0% to 150% and is determined based on the individual executive’s performance against objectives established for the executive each year, along with discretionary points based on the individual’s performance.  Each named executive officer has approximately ten individual objectives each year.  The Committee approves the objectives for the Chief Executive Officer, and the Chief Executive Officer approves the objectives and point weighting for each objective for the other executive officers.  The other executives must achieve objectives with a point rating of at least 70 points to be eligible to receive an annual cash incentive award and the maximum points that an executive can achieve based on the executive’s performance against his or her objective is 110 points.  Up to 40 discretionary points can be awarded for exceptional performance or for achievements on matters not covered by the executive’s original objectives, for a maximum total Individual Factor of 150%.  For the Chief Executive Officer, the Individual Factor is based on the Committee’s overall assessment of his achievements on his objectives up to a total of 150 points for all the objectives combined.  Thus, the maximum Individual Factor rating he can achieve is 150% based on achieving all of his objectives for the year as determined by the Compensation Committee.

The individual annual objectives established for the executive officers, including the named executive officers, will vary depending on their primary areas of responsibility, but the majority of the objectives can be categorized into common areas of emphasis.  These common areas of emphasis are customer growth and strategy, improving customer service, cost control, performance improvement, compliance and revenue improvement.  The Company considers the executive officers’ annual objectives achievable, but challenging.  For the period of 2007 through 2009, the Individual Factors achieved by the executives based on their

Securities and Exchange Commission
June 17, 2010

performance against their objectives and discretionary points have ranged from 70% to 145%.  The individual objectives for the named executive officers in 2009 focused on the following areas:

Nicholas DeBenedictis

•           Strategic planning
•           Succession planning
•           Customer and revenue growth
•           Operational efficiency
•           Managing controllable costs
•           Customer service
•           Information systems implementation

David P. Smeltzer

•           Rate case management
•           Debt financing
•           Operating cost control
•           Sarbanes-Oxley Act compliance
•           Information systems implementation

Roy H. Stahl

•           Outside legal expense control
•           Pension investment management
•           Business continuity planning
•           Litigation and claims management
•           Operating cost control

Karl M. Kyriss

•           Operating cost control
•           Capital project and budget management
•           Organizational change management
•           Customer and revenue growth
•           Labor relations management

Christopher H. Franklin

•           Rate case management
•           Water quality
•           Operational efficiencies
•           Organizational change management
•           Operating cost control

Securities and Exchange Commission
June 17, 2010

Actual cash incentive awards under the Annual Cash Incentive Compensation Plan for the named executive officers are established by the Committee based on the applicable Company Factor, certified by the Company’s Chief Financial Officer, and each executive officer’s Individual Factor.  For the Chief Executive Officer, the Committee determines his Individual Factor based on the Committee’s assessment of the Chief Executive Officer’s performance against his objectives.  For the other named executive officers, the Committee reviews and approves the Individual Factors based on the Chief Executive Officer’s assessment of the named executive officers’ performance against their objectives and possible discretionary points recommended by the Chief Executive Officer.  Regardless of Aqua America’s financial performance, the Compensation Committee retains the authority to determine the final Company Factor, and the actual payment and amount of any annual cash incentive award is always subject to the discretion of the Compensation Committee.  In 2009, the Compensation Committee did not exercise this discretion to grant an annual cash incentive to a named executive officer outside of the provisions of the Plan or to deny a cash incentive award to a named executive officer that was otherwise earned under the Plan.

Based on the above described factors, the following table shows the target annual cash incentive and the actual annual cash incentive approved by the Committee for 2009 for the named executive officers.  The target annual cash incentive is calculated assuming a 100% Company Factor and a 100% Individual Factor for each of the named executive officers, except the Chief Executive Officer, for whom the target assumes a 150% Individual Factor based on how the Committee assesses his overall performance as described above.”

	2009 Target Cash Incentive	2009 Actual Cash Incentive
N. DeBenedictis	$537,942	$382,476
D. Smeltzer	$110,000	$104,280
R. Stahl	$112,000	$99,098
K. Kyriss	$70,500	$64,331
C. Franklin	$63,000	$61,123

Equity Incentives, page 22

12.           Please describe in greater detail how the committee calculated each executive officer's equity award to bring his total compensation within the range of the target direct compensation.

Securities and Exchange Commission
June 17, 2010

The Company has considered the staff’s comment and, in future filings, will revise the disclosure regarding how the Committee calculates each executive officer’s equity award to bring his total compensation within the range of target direct compensation in a manner consistent with the following (marked to show edits to the current disclosure):

“The actual number of stock options, dividend equivalents and shares of restricted stock granted each year to the named executive officers is determined by the Committee so that the value of these awards when combined with the named executive officers’ base salary and target annual cash incentives, brings the named executive officers’ total direct compensation generally around a range of +/- 15% of the target total direct compensation for these positions over time.  Based on input from the Committee’s consultant, the Committee views a range of +/- 15% to be a reasonable competitive range for any given position.  For purposes of this determination, the values for the equity incentive awards are calculated based on the fair market value of restricted stock and option awards under FASB ASC 718.  The assumptions used in calculating  the fair market value under FASB ASC 718 are set forth in the 'Employee Stock and Incentive Plan' footnote to the Company's audited financial statements in the  Company's Annual Report on Form 10-K.”

13.           Please describe the performance criteria that must be achieved for the restricted stock grants to vest.

The Company has considered the staff’s comment and, in future filings will revise the disclosure regarding the performance criteria that must be achieved for the restricted stock grants to vest in a manner consistent with the following (marked to show edits to current disclosure):

“The performance criteria, designated by the Committee that must be achieved in order for the installments of restricted stock grants that are subject to such criteria to vest, has been ~~period-over-period increases in operating income for the Company~~:

•
for restricted stock grants that vest in annual installments over the restricted period,  an increase in  the Company’s operating income in the year immediately prior to the vesting date over operating income for the prior year; and

for restricted stock grants that vest at the end of the restricted period, an increase in the Company’s operating income in the year immediately prior to the vesting date over operating income in the year prior to the grant date.

Adjustments may be made to actual operating income results to reflect the impact of unbudgeted extraordinary gains or losses, certain non-cash charges arising from changes in accounting or fair value and other factors as deemed appropriate by the Compensation Committee.”

Securities and Exchange Commission
June 17, 2010

Summary Compensation, page 27

14.           We note that you have provided the value of the Grant Fair Value of Stock and Option Awards for your executives. Please confirm that these equity awards are not subject to performance conditions or revise your disclosure to compute the value in accordance with FASB ASC Topic 718. See Item 4Q2(c)(2)(v) and (vi) of Regulation S-K. If applicable, please make similar revisions to your Grants of Plan-Based Awards disclosure on page 29, see instruction 8 to Item 402(d) of Regulation S-K and your Directors Compensation disclosure on page 43, see Item 402(k)(2)(iii) of Regulation S-K.

The Company hereby confirms that the stock awards reported in the Director Compensation table and the option awards reported in the Summary Compensation table and Grants of Plan-Based Awards table are not subject to any performance conditions.

The stock awards reported in the Summary Compensation table and Grants of Plan-Based Awards table are subject to performance criteria for purposes of determining whether the applicable installments of the stock grants will vest or not.  The performance criteria affects the vesting of the stock award, not the number of shares of stock underlying the award.  The value of the stock awards reported in the Summary Compensation Table and the Grants of Plan-Based Awards Table is the grant date fair value of the award as determined under FASB ASC 718 and is calculated assuming all of the shares of stock underlying the award will vest.  As stated in the footnotes to these Tables, the assumptions used in calculating the fair market value under FASB ASC 718 are set forth in the ‘Employee Stock and Incentive Plan’ footnote to the Company’s audited financial statements in the Company’s Annual Report on Form 10-K.

Based on the foregoing, the Company respectfully submits that no additional or revised disclosure is required in response to this comment.

In addition, pursuant to the Staff’s request, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
June 17, 2010

Please do not hesitate to contact the undersigned at 610-645-1079 if you should have any questions or comments with regard to these responses.

Sincerely,

/s/ David P. Smeltzer

David P. Smeltzer
Chief Financial Officer

cc:	Nicholas DeBenedictis
Roy H. Stahl
Robert A. Rubin